UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

November 14, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

On November 12, 2012, BioCancell Ltd. (the “Company”) filed with the Israel Securities Authority and TASE a supplementary notice (the “Notice”) to its prospectus of October 31, 2012, providing final details of its planned offering of ordinary shares, par value NIS 0.01 (the “Shares”) to the public in Israel. According to the notice, 57,142,800 Shares were being offered in units of 100 Shares each, at a minimum price per unit of NIS 42 (approximately $10.75), reflecting a minimum price per share of NIS 0.42, with the final price per Share to be determined by way of an auction.

According to the Notice, Clal Finance Underwriting Ltd., Rosario Underwriting Services (A.S.) Ltd., Meitav Underwriting and Finance Ltd., Igud Underwriting and Finance Ltd. and Migdal Underwriting and Business Development Ltd., were engaged to serve as the offering distributors, with the aggregate distributors’ fee amounting to 4% of the first NIS 2 million raised plus 6% of additional funds raised, with no fees to be paid for any investment by affiliates of the Company. The precise distribution of distributors’ fees was at the discretion of Clal Finance Underwriting Ltd., provided that no fee would be paid to any distributor purchasing for their own account.

The public offering took place on November 12, 2012, following which the Company issued 37,362,000 Shares to investors at a price of NIS 0.42 each, raising a gross total of NIS 15,692,040 (approximately $4,025,000), of which 36,905,000 Shares were purchased by Clal Biotechnology Industries Ltd., the Company’s largest stockholder and controlling party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012	BIOCANCELL LTD. (Registrant) By: /s/ Avraham Hampel —————————————— Avraham Hampel Company Secretary